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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10026954

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 37934

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/09   AND ENDING   12/31/09
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Homestead Financial, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

612 Castleman Court
(No. and Street)

Keller	Texas	76248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Cherry   817-379-0773
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- �* Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Kenneth E. Cherry_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Homestead Financial, Inc._____, as of _____December 31_____, 20___09_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

PATRICIA J HOLDMAN
My Commission Expires
August 18, 2010

Kenneth E. Cherry
Signature

_____
Title

Patricia J Holdman
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

HOMESTEAD FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Homestead Financial, Inc.

We have audited the accompanying statement of financial condition of Homestead Financial, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Financial, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 5, 2010

1

HOMESTEAD FINANCIAL, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	13,061
Commissions receivable		686
Prepaid expenses		357
Property and equipment, net of accumulated depreciation of $59,437		-
TOTAL ASSETS	$	14,104

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$	56

Stockholder's Equity

Common stock	5,200
Additional paid-in capital	19,000
Accumulated deficit	(10,152)
TOTAL STOCKHOLDER'S EQUITY	14,048
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,104

HOMESTEAD FINANCIAL, INC.
Statement of Income
Year Ended December 31, 2009

Revenue

Securities commissions	$	5,984
Insurance commissions		19,555
Other revenue		568
TOTAL REVENUE		26,107

Expenses

Compensation and related costs	10,765
Communications	3,014
Occupancy and equipment costs	2,415
Regulatory fees and expenses	1,877
Promotional costs	539
Professional fees	2,250
Other expenses	1,577
TOTAL EXPENSES	22,437

NET INCOME	$	3,670

HOMESTEAD FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Class A Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2008	15,000	$ 5,200	$ 9,000	$ 42,178	$ 56,378
Net income	-	-	-	3,670	3,670
Additional capital contributed	-	-	10,000	-	10,000
Distributions to shareholder	-	-	-	(56,000)	(56,000)
Balances at December 31, 2009	15,000	$ 5,200	$ 19,000	$ (10,152)	$ 14,048

HOMESTEAD FINANCIAL, INC.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:

Net income	$ 3,670
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation	729
Change in assets and liabilities	
Decrease in commissions receivable	804
Decrease in prepaid expenses	258
Decrease in accounts payable	(1,150)
Decrease in accrued expenses	(296)
Net cash provided by operating activities	4,015

Cash flows from financing activities:

Additional capital contributed	10,000
Distributions to shareholder	(56,000)
Net cash used in financing activities	(46,000)
Net decrease in cash	(41,985)
Cash at beginning of year	55,046
Cash at end of year	$ 13,061

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Homestead Financial, Inc. (the Company) was organized in October 1987 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered insurance agency with the Texas Department of Insurance. The Company's customers consist primarily of individuals in the state of Texas.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its securities business to the distribution of mutual funds. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The carrying amounts reflected in the accompanying statement of financial condition for cash, commissions receivable, accounts payable and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

<u>Property and Equipment</u>

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

<u>Distributions to Shareholder</u>

The Company records distributions to its shareholder on the declaration date.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2002 through December 31, 2008.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder, therefore, there is no provision for federal income taxes. The Company is subject to Texas state tax; however, there is no state tax for 2009.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $13,005 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - Property and Equipment

Property and equipment consists of office equipment and a vehicle at a cost of $17,952 and $41,485, less accumulated depreciation of $59,437. Depreciation expense for the year totaled $729 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Capital Stock

The Company has the authority to issue 500,000 shares of no par value Class A Common Stock and 500,000 shares of no par value Class B Common Stock. Neither class of stock has preferences, limitations, or relative rights greater or lesser than the shares of the other class, except Class B Common Stock is non-voting stock. There are 15,000 shares of Class A common shares issued and outstanding and no shares of Class B common shares issued.

Note 5 - Retirement Plan

The Company adopted a self-employed 401(k) plan (the Plan) effective January 1, 2007. This plan replaced the Company's simplified employee pension agreement. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year basis. All employees are eligible to participate after completing one year of service. Employee salary deferral contributions, any matching and/or nonelective contributions, and earnings on these contributions are 100% vested. The Company can contribute an amount of matching and/or profit sharing contributions as determined by the Company at its discretion. The Company may or may not choose to make matching and/or nonelective contributions for a particular year in an amount it will determine each year. The Company did not make any matching or profit sharing contributions for the year ended December 31, 2009.

Note 6 - Related Party Transactions/ Concentration of Revenue

The sole shareholder provides office facilities without charge to the Company.

The sole shareholder generated approximately 92% of the Company's revenue for the year ended December 31, 2009.

Note 7 - Subsequent Events

The Partnership has evaluated subsequent events through February 5, 2010, the date which the financial statements were available to be issued.

Schedule I

HOMESTEAD FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ 14,048
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	686
Prepaid expenses	357
Property and equipment, net	-
Total deductions and/or charges	1,043
Net Capital	$ 13,005
Aggregate indebtedness	
Accrued expenses	$ 56
Total aggregate indebtedness	$ 56
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 8,005
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as by Homestead Financial, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(G)(1)**

Board of Directors
Homestead Financial, Inc.

In planning and performing our audit of the financial statements of Homestead Financial, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 5, 2010